HSBC USA INC. Reverse Convertible Notes
Filed Pursuant to Rule 433
Registration No. 333-133007
March 13, 2008

FREE WRITING PROSPECTUS
(To the Prospectus dated April 5, 2006,
the Prospectus Supplement dated October 12, 2007,
the Prospectus Addendum dated December 12, 2007, and
the Product Supplement dated October 23, 2007)

Terms used in this free writing prospectus are described or defined in the product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and the prospectus. The notes are not principal protected, and you may lose some or all of your principal.

The purchaser of a note will acquire a security linked to a single reference asset. Although the offering relates to the reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the related notes. The following key terms relate to this notes offering:

•      Principal Amount: $1,000.00 per note.
•      Offering Period End Date: [March 26, 2008 at 4:00 pm, New York City time].
•      Initial Public Offering Price: 100 per cent.
•      Initial Valuation Date: March 26, 2008.
•      Issue Date: March 31, 2008.
•      Interest Payment Dates: The final calendar day of each month following the issue date (or, if that day is not a business day, the following business day), commencing on April 30, 2008 and ending on, and including, the maturity date.

•      Initial Price: The market price (as described herein) of the reference asset on the initial valuation date.
•      Barrier Price: The product of the barrier level of the reference asset multiplied by the initial price.
•      Final Price: The market price of the reference asset on the final valuation date.
•      Reference Shares Amount: An amount in cash equal to the product of (i) the quotient of (a) the principal amount divided by (b) the initial price multiplied by (ii) the final price.
•      Listing: The notes will not be listed on any U.S. securities exchange or quotation system.

REFERENCE ASSET/ REFERENCE ISSUER (TICKER)	INTEREST RATE (PER ANNUM)	BARRIER LEVEL	ISSUE AMOUNT	AGENT’S DISCOUNT OR COMMISSION / TOTAL (1)	PROCEEDS TO US PER / TOTAL	CUSIP / ISIN	FINAL VALUATION DATE(2)	MATURITY DATE (3)
Oil Service HOLDRsSM Trust depositary receipts / Oil Service HOLDRsSM Trust (OIH)	9.60%	75.00%	TBD	TBD	TBD	4042K0LM5 / [●]	September 26, 2008	October 1, 2008
(1) Agent's discount may vary but will be no more than the amount listed in “Agent's Discount or Commission / Total,” above.
(2) Final valuation date is subject to adjustment as described in the product supplement.
(3) Expected. The maturity date will be 3 business days after the final valuation date and is subject to adjustment as described in the product supplement.

See “Risk Factors” in this free writing prospectus beginning on page FWP-2, in the product supplement beginning on page PS-3 and in the prospectus supplement beginning on page S-3 for a description of risks relating to an investment in the notes.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The notes are not deposit liabilities of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

HSBC SECURITIES (USA) INC. March 13, 2008

GENERAL TERMS

This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset that is an exchange trade fund. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum dated December 12, 2007 and the product supplement dated October 23, 2007. You should carefully consider, among other things, the matters set forth in ”Risk Factors” beginning on page FWP-2 of this document, PS-3 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus supplement, prospectus addendum and product supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, prospectus addendum and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc., the agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, prospectus addendum and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

•	the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420407055751/v091073_424b2.htm

•	the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

•	the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

•	the prospectus atwww.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

RISK FACTORS

The following highlights some, but not all, of the risk considerations relevant to investing in a note. Investing in the notes is not equivalent to investing directly in the reference asset. We urge you to read the section “Risk Factors” beginning on page PS-3 of the product supplement and page S-3 of the prospectus supplement. As you review ”Risk Factors” in the prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances”

•	"— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset"

1.	The notes are not principal protected and you may lose some or all of your principal.

The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest if both of the following are true: (a) between the initial valuation date and the final valuation date, inclusive, the market price (as defined below) of the reference asset on any day is below the barrier price and (b) the final price of the reference asset is lower than the initial price of the reference asset. If the above two conditions are true, at maturity, and for each USD 1,000 of notes, you will receive the reference shares amount.

A USD1,000 investment in the notes will pay USD1,000 at maturity if, and only if, either of the following is true: (a) the final price of the reference asset is equal to or greater than the initial price of the reference asset or (b) between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset never falls below the barrier price on any day.

If you receive the reference shares amount at maturity, the amount you receive at maturity per note will be less than the principal amount of your note and may be zero. Accordingly, you may lose the entire principal amount of each note you purchase. We cannot predict the final price of any reference asset on the final valuation date.

2.	You will not participate in any appreciation in the value of the reference asset.

You will not participate in any appreciation in the value of the reference asset. If the final price of the reference asset is greater than the initial price of the reference asset, the sum of any interest payments you receive during the term of the notes and the principal payment you receive at maturity will not reflect the performance of the reference asset. Under no circumstances, regardless of the extent to which the value of the reference asset appreciates, will your return exceed the interest rate specified on the front cover page. Therefore, you may earn significantly less by investing in the notes than you would have earned by investing directly in the reference asset.

3.	Because the tax treatment of the notes is uncertain, the material U.S. federal income tax consequences of an investment in the notes are uncertain.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of your note. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under ”Certain U.S. Federal Income Tax Considerations” beginning on page FWP-3 of this free writing prospectus and ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit” in the prospectus supplement.

Please note that the prospectus, prospectus supplement, prospectus addendum, product supplement and this free writing prospectus do not describe all the risks of an investment in the notes. We urge you to consult your own financial and legal advisors as to the risks entailed by an investment in the notes.

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4.	The market price of the reference asset is subject to adjustment and may not reflect the official closing price of the reference asset on that scheduled day.

If the calculation agent determines on any scheduled trading day on which the value of the reference asset must be calculated that an adjustment to the market price is appropriate to account for certain charges, taxes or fees that would be payable by a holder of the reference asset, the calculation agent may adjust that market price by subtracting from that market price the adjustment amount. Therefore, the market price of the reference asset, as adjusted by the adjustment amount, may not reflect the actual market price as of the applicable scheduled trading day. Any such adjustment may cause the market price of the reference asset to fall below the barrier price or reduce the final price, which may thereby reduce the payment at maturity, and thus, adversely affect the value of your notes.

5.	The value of the reference asset is not necessarily representative of the oil industry.

While the shares of common stock held in the reference asset (the “underlying shares”) are common stocks of companies generally considered to be involved in various segments of the oil service industry, such shares of common stock and therefore the value of the reference asset may not necessarily follow the price movements of the entire oil service industry generally. If the shares of common stock held in the reference asset decline in value, the value of the reference asset will decline in value even if common stock prices in the oil service industry generally increase in value.

6.	Oil service company stock prices have been and will likely continue to be volatile.

The stock prices of oil service companies could be subject to wide fluctuations in response to a variety of factors, including the ability of the Organization of Petroleum Exporting Companies ("OPEC") to set and maintain production levels and pricing, the level of production in non-OPEC countries, the demand for oil and gas, which is negatively impacted by economic downturns, the policies of various governments regarding exploration and development of oil and gas reserves, advances in exploration and development technology and the political environment of oil-producing regions. Price volatility of the underlying shares may adversely affect the price of the reference asset and consequently the trading value of the notes.

SUMMARY

Principal Payment at Maturity

Your payment at maturity for each note you hold will depend on the performance of the reference asset between the initial valuation date and the final valuation date, inclusive. For each note, you will receive the reference shares amount if both of the following are true: (a) the final price of the reference asset is lower than the initial price of the reference asset and (b) between the initial valuation date and the final valuation date, inclusive, the market price (as defined below) of the reference asset on any day is below the barrier price. A USD1,000 investment in the notes will pay USD1,000 at maturity if, and only if, either of the following is true: (a) the final price of the reference asset is equal to or greater than the initial price of the reference asset or (b) between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset never falls below the barrier price on any day.

As described in the product supplement, on any scheduled trading day on which the value of the reference asset must be calculated by the calculation agent, (i) if the relevant exchange is the NASDAQ Stock Market (“NASDAQ”), the market price of the reference asset will be the NASDAQ official closing price (NOCP) or (ii) if the NASDAQ is not the relevant exchange, the market price of the reference asset will be the official closing price of the relevant exchange, in each case as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange. If the reference asset is not listed or traded as described above for any reason other than a market disruption event, then the market price for the reference asset on any scheduled trading day will be the average, as determined by the calculation agent, of the bid prices for the reference asset obtained from as many dealers in the reference asset selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

If the calculation agent determines that an adjustment to the market price of the reference asset (on any scheduled trading day on which the value of the reference asset must be calculated) is appropriate to account for certain charges, taxes or fees that would be payable by a holder of the reference asset, the calculation agent may adjust that market price by subtracting from the market price the applicable adjustment amount (as defined herein).

To the extent a market disruption event exists on a day on which the final price is to be determined, the market price of the reference asset will be determined on the first following scheduled trading day on which a market disruption event does not exist with respect to the reference asset; provided that if a market disruption event exists on five consecutive scheduled trading days, that fifth scheduled trading day shall be the final valuation date, and the calculation agent shall determine the final price on such date.

In the event that the valuation date is postponed and the maturity date is postponed or extended as described under ”Specific Terms of the Notes — Maturity Date” in the product supplement, the related payment of principal will be made on the postponed or extended maturity date.

You may lose some or all of your principal if you invest in the notes.

Reference Shares Amount

The reference shares amount is a payment equal to the product of (i) the quotient of (a) the principal amount divided by (b) the initial price multiplied by (ii) the final price. The reference shares amount, the initial price, and other amounts may change due to corporate actions.

Adjustment Amount

The sum of all fees, charges or taxes that would be payable to the reference issuer by the holder of one share of the reference asset, as further described in the reference issuer’s registration statement most recently filed with the U.S. Securities and Exchange Commission (the “SEC”). Information filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended” (the “Exchange Act”) by the reference issuer can be located by reference to the SEC file number “001-16311” on the SEC’s website (http://www.sec.gov). We make no representation that these publicly available documents are accurate or complete. Furthermore, these publicly available documents may be amended or supplemented by the reference issuer without prior notice.

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Interest

The notes will pay interest at the interest rate specified on the front cover of this free writing prospectus, and interest payment(s) will be made on the interest payment date(s) specified on the front cover of this free writing prospectus. However, to the extent applicable, if the first interest payment date is less than 15 days after the date of issuance, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. For more information, see ”Description of the Notes — Fixed Rate Notes” in the prospectus supplement.

Market Disruption Event

“Market disruption event” means any scheduled trading day on which any relevant exchange or related exchange (as defined below) fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(a) the occurrence or existence of a condition specified below at any time:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) relating to shares of the reference asset, (B) relating to any corresponding underlying shares of the reference asset or (C) in futures or options contracts relating to the reference asset or the corresponding underlying shares of the reference asset, on any related exchange; or

(ii) any event (other than any event described in (b) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A), if applicable, to effect transactions in, or obtain market values for shares of the reference asset, (B) to effect transactions in, or obtain market values for any corresponding underlying shares of the reference asset, or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to the reference asset or the underlying shares of the reference asset on any relevant related exchange; or

(b) the closure on any scheduled trading day of any relevant exchange relating to shares of the reference asset or relating to any corresponding underlying shares of the reference asset or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

“Related exchange” means each exchange or quotation system on which futures or options contracts relating to the reference asset or the underlying shares of the reference asset are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the reference asset or the underlying shares of the reference asset has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the reference asset or the underlying shares of the reference asset on such temporary substitute exchange or quotation system as on the original related exchange).

“Relevant exchange” means any primary exchange on which shares of the reference asset or underlying shares of the reference asset trade.

“Scheduled closing time” means, with respect to a relevant exchange or a related exchange, the scheduled weekday closing time on any scheduled trading day of the relevant exchange or related exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” means any day on which all of the relevant exchanges and related exchanges for the reference asset are scheduled to be open for trading for shares of the reference asset or the underlying shares of the reference asset.

Delisting or Suspension of Trading in the Shares of the Reference Asset and Termination of the Reference Asset

If the shares of the reference asset are delisted from, or trading of shares of the reference asset is suspended on, the relevant exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the shares of the reference asset (any such trading successor or substitute securities, the “successor shares”), such successor shares will be deemed to be the reference asset for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor shares, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the notes.

If a termination event (as defined below) occurs, the calculation agent shall accelerate the maturity date to the day which is five business days after the announcement date (as defined below). On the accelerated maturity date, the issuer shall pay to each noteholder the payment at maturity and for the purposes of that calculation, the final price of the reference asset will be deemed to be the market price on the scheduled trading day immediately prior to the announcement date. In addition, the calculation agent shall adjust the payment at maturity for the value of the imbedded options that would preserve for a holder of notes the economic equivalent of any remaining payment obligations with respect to the notes hereunder. The “announcement date” means the day of the first public announcement of a termination event. In the case of an acceleration of the maturity of the notes, interest, if any, will be paid on the notes through and excluding the related date of accelerated payment. The calculation agent will cause notice of the termination event and calculation of the final price as described above to be furnished to us and the trustee and we will provide notice thereof to registered holders of the notes.

A “termination event” means the occurrence of any event which would result in a dissolution of the reference asset and a distribution of all underlying shares of the reference asset to holders of the reference asset, including, but not limited to:

(a) a delisting from trading of the reference asset on the relevant exchange whereby successor shares that the calculation agent determines to be comparable to the shares of the reference asset are not listed or approved for trading on a major U.S. exchange or market;

(b) the resignation of the trustee of the reference without the appointment of a successor trustee;

(c) the vote of 75% of owners of the reference asset vote to dissolve and liquidate the reference asset; and

(d) any other event that would lead to the termination or liquidation of the reference asset.

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Adjustments

Following the declaration by a reference issuer of the terms of any potential adjustment event (as defined below), the calculation agent will determine whether that potential adjustment event has a diluting or concentrative effect on the theoretical value of the reference asset and, if so, will make such calculations and adjustments to the terms of the note as may be necessary in order to account for the economic effect of such event.

For purposes hereof, “potential adjustment event” means the occurrence of any of the following after the issue date of the notes:

(a) a subdivision, consolidation or reclassification of the shares of the reference asset or any corresponding underlying shares (unless a merger event), or a free distribution or dividend of any shares of the reference asset or any corresponding underlying shares to existing holders by way of bonus, capitalization or similar issue;

(b) a distribution or dividend to existing holders of shares of the reference asset or any corresponding underlying shares of (A) the reference asset or corresponding underlying shares, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the reference issuer equally or proportionately with such payments to holders of those shares or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

(c) an extraordinary dividend for the reference asset or any underlying share;

(d) a call by the relevant reference issuer in respect of shares of the reference asset or by the issuer of any corresponding underlying shares that are not fully paid;

(e) a repurchase by the reference issuer of shares of the reference asset or by the issuer of any corresponding underlying shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

(f) the making of any amendment or supplement to the terms of the depositary trust agreement; or

(g) any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares of the reference asset or any corresponding underlying shares.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth under the heading “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one reasonable approach, each note should be treated for federal income tax purposes as a put option written by you (the “Put Option”) that permits us to “cash settle” the Put Option (i.e., require you to pay us at the maturity date the difference between the Deposit and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the principal amount you invested (the “Deposit”) to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit.“ We intend to treat the notes consistent with this approach. However, other reasonable approaches are possible. Pursuant to the terms of the notes, you agree to treat the notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. We also intend to treat the Deposits as “short-term obligations” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Short-Term Debt Instruments” in the prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations.

The description below of the reference asset includes a chart that indicates the yield on the Deposit and the Put Premium, as described in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income on the notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this free writing prospectus.

REFERENCE ISSUER AND REFERENCE ASSET INFORMATION

All information on the reference asset and the reference issuer is derived from publicly available information. Companies with securities registered under the Securities Exchange Act of 1934 (the ”Exchange Act”) are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a reference asset can be located by reference to the SEC file number specified in the description of the reference asset below. We make no representation that these publicly available documents are accurate or complete. For more information, we urge you to read the section ”Information Regarding the Reference Asset and the Reference Asset Issuer” in the product supplement.

Historical Performance of the Reference Asset

The description below of the reference asset includes a table that sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the primary exchange, of the reference asset for each quarter in the period from January 1, 2005 through December 31, 2007 and for the period from January 2, 2008 through March 11, 2008. We obtained the data in these tables from Bloomberg Financial Service, without independent verification by us. All historical prices are denominated in USD and rounded to the nearest penny. Historical prices of the reference asset should not be taken as an indication of future performance of the reference asset.

HYPOTHETICAL EXAMPLES
The description below of the reference asset includes a table of hypothetical returns that is based on the assumptions outlined for the reference asset. The table illustrates the hypothetical returns you would have earned from (i) a USD1,000 investment in the notes compared to (ii) a direct investment in the reference asset (prior to the deduction of any applicable brokerage fees or charges). The hypothetical returns are rounded to the hundredth decimal place. The following is a general description of how the hypothetical returns in the table were determined:

•     If the final price of the reference asset is lower than the initial price of the reference asset and the market price of the reference asset was below the barrier price on any day between the initial valuation date and the final valuation date, inclusive, you would receive the physical delivery amount (with any fractional shares to be paid in cash);

•     If the final price of the reference asset is greater than or equal to the initial price of the reference asset, you would receive USD1,000 at maturity, regardless of whether the market price of the reference asset on any day was below the barrier price; or

•     If the final price of the reference asset is lower than the initial price of the reference asset but the market price of the reference asset was never below the barrier price on any day between the initial valuation date and the final valuation date, inclusive, you would receive USD1,000 at maturity.

The table of hypothetical returns is provided for illustration purposes only and is hypothetical. The table does not purport to be representative of every possible scenario concerning increases or decreases in the price of the reference asset and the payment at maturity of the notes. We cannot predict the final price of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. In addition, the examples assume that the reference asset has no dividend yield. You should not take these examples as an indication or assurance of the expected performance of the reference asset.

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OIL SERVICES HOLDRSSM TRUST DEPOSITARY RECEIPTS (OIH)

Description of Oil Services HOLDRS Trust

According to publicly available information, the depositary receipts of Oil Services HOLDRs (“OIH”) are undivided beneficial ownership interests in the shares of common stock held by Oil Service HOLDRSSM Trust. Oil Service HOLDRsSM Trust is an investment that holds shares of common stock issued by a group of specified that were generally considered to be involved in various segments of the oil service industry. Oil Service HOLDRsSM Trust was formed under a Depositary Trust Agreement dated as of February 6, 2001 among The Bank of New York, as trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the initial depositor, other depositors and the owners of the depositary receipts of Oil Service HOLDRsSM Trust. These depositary shares are separate from the underlying securities that are represented by the depositary shares.

OIH’s SEC file number is 001-16311.

Historical Performance of OIH

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	100.30	80.46	96.25
June 30, 2005	105.33	84.17	101.97
September 30, 2005	125.86	100.83	124.00
December 30, 2005	136.15	105.48	128.90
March 31, 2006	157.83	130.53	146.81
June 30, 2006	168.50	131.42	149.42
September 29, 2006	151.95	120.05	129.83
December 29, 2006	150.97	118.20	139.66
March 30, 2007	148.93	125.81	145.72
June 29, 2007	180.69	145.13	174.85
September 28, 2007	196.49	155.08	191.75
December 31, 2007	204.39	172.25	189.02
January 2, 2008 through March 11, 2008	195.00	146.66	176.95

Deposit and Put Premium

As described in the prospectus supplement under ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,“ for purposes of dividing the 9.60 per cent per annum interest rate on the notes among interest on the Deposit and Put Premium, [●] per cent constitutes interest on the Deposit and [●] per cent constitutes Put Premium.

Hypothetical Examples

The table below demonstrates hypothetical returns at maturity based on the assumptions outlined below. The hypothetical returns are rounded to the nearest hundredth decimal place. See “- Hypothetical Examples” above for more information.

Reference Asset:	OIH

Initial Price:	USD[●]

Barrier Level:	75.00%

Interest Rate:	9.60 per cent per annum

Reference Shares Amount:	USD[●]

Term of Notes:	6 months

Reinvestment Rate for Note Interest:	0 per cent

Table of Hypothetical Returns

FINAL PRICE (% CHANGE)		INVESTMENT IN THE NOTES		INVESTMENT IN THE REFERENCE ASSET
+	100%	4.80%		100.00%
+	90%	4.80%		90.00%
+	80%	4.80%		80.00%
+	70%	4.80%		70.00%
+	60%	4.80%		60.00%
+	50%	4.80%		50.00%
+	40%	4.80%		40.00%
+	30%	4.80%		30.00%
+	20%	4.80%		20.00%
+	10%	4.80%		10.00%
	0%	4.80%		0.00%
		Barrier Price Ever Breached?
		YES	NO
-	10%	-5.20%	4.80%	-10.00%
-	20%	-15.20%	4.80%	-20.00%
-	30%	-25.20%	N/A	-30.00%
-	40%	-35.20%	N/A	-40.00%
-	50%	-45.20%	N/A	-50.00%
-	60%	-55.20%	N/A	-60.00%
-	70%	-65.20%	N/A	-70.00%
-	80%	-75.20%	N/A	-80.00%
-	90%	-85.20%	N/A	-90.00%
-	100%	-95.20%	N/A	-100.00%

FWP-7